Filed by Hewitt Associates, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Exult, Inc.

Commission File No. 0-30035

You will be able [Ldr Brfg 3Q.ppt] the merger; the WE URGE INVESTORS

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Form 10-K and Hewitt’s Form S-3 filed with the . http://www from the merger making it more difficult to maintain relationships with clients, statement/prospectus to their prospective stockholders. in Hewitt’s definitive annual meeting proxy statement filed with the SEC on 1 Forward-Looking Information This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in Exult’s 2003 Annual Report on Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet site ( Additional Information and Where to Find It Hewitt intends to file a registration statement, containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger, with the SEC. Hewitt and Exult will mail the joint proxy IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT, AND THE PROPOSED TRANSACTION. to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC’s Internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841. Interests of Participants Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt’s executive officers and directors December 19, 2003. You can find information about Exult’s executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above. Hewitt Associates

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HEWITT HRMS/Payroll Platform Benefits Admin HR Domain Scale Technology Infrastructure HR Consulting Leading Practices

COMBINED Largest Marketshare Deepest Expertise Integrated Services Accelerated Product Development Global Multi-Shore Modular Services

Hewitt/Exult: The Power of The Combination EXULT Six Sigma Orientation Leading Practices

Immediate Cost/Overhead Relief Recruiting, Relocation, Global Mobility Client-Retained Investment in ERP Hewitt Associates

Premium [Ldr Brfg 3Q.ppt]

Synergies (Revenue & Cost) Integration Costs

Value Leakage

Distracted Exult Exult

What Our Competitors Want Distracted Hewitt Hewitt

Integration Costs 3

Create value from the combination Premium

Value Creation

What We Want Exult Value Exult

Integration Context…Stabilize Core Business; Drive Revenue and Cost Synergies to Create Value Synergies (Revenue & Cost) Hewitt Value Hewitt

Hewitt Associates

Post-merger Value Creation Target Stabilize current business

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Integration Principles Leverage strengths of each organization Aggressively execute plans for revenue and cost synergies Stabilize current client relationships; minimize disruption Move quickly; strive for thoroughness but use the 80/20 rule for making decisions Retain key talent Communicate what we know, when we know it Utilize a rigorous integration planning and implementation process Hewitt Associates

• • • • • • •

Sweet Ball Allen Pierce Nixon [Ldr Brfg 3Q.ppt] Campbell/Chambers Konieczny/Shaul Anand Bondeson MacDonald Longmore-Grund Tautges Gordon Everett Copple Becker-Steele Various Stakeholders (e.g., Board, HLC, HLG) Global Jones Morgan Burke Palmer Communi- cations MacDonald Rhodes

Value Capture Hemingway Tautges Steering Committee (Doyle/Gifford/Madden) Integration Program Office (Lead: B.N. Doyle/Laspisa/Oshima) Selling Rowe Salvino Business Model Reconciliation Laspisa Unterberger

Hewitt Associates

Key: Exult Hewitt Operations Product Offerings Marketing Finance, Treasure, Tax IR Human Resources Legal IT Real Estate

From Announcement to Close…

Integration Planning Overview

Start-Up	Baselining	Detailed Planning	Preparing for Close

June 16 — Acquisition Announcement

June 30 – July 1 — **Integration Kickoff**
- Team Charters
- Team Workplans
- Team Organization
- Preliminary Day One Close Lists
- Data Requests
- Ideas for Quick Synergy Wins

Wk of July 26 — **Current State Analysis**
- Business Model
- Organization Comparison
- Gap Analysis of Business Processes
- Synergy Confirmation
- Interdepencies

End of August — **Integration and Harmonization Plans**
- Organization Design
- Transition States
- Specific Targets
- Organizational and Business Process Integration Plan and Task Lists
- Issues and Dependencies

Close +1
- Synergy Commitments and Tracking
- Implementation Begins
- Ongoing Execution

Hewitt Associates 6 [Lde Brfg 3Q.ppt]